February 8, 2012

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:            DAM Holdings, Inc. (now Premier Beverage Group Corp.)
Form 8-K
Filed October 24, 2011
File No. 000-50370

Dear Mr. Reynolds:

Reference is made to the above-captioned file.

We hereby respectfully request a further extension to respond to your comment letter dated January 9, 2012 with respect to the above-captioned matter. We request that we be provided until Friday, February 10, 2012 to file our responses.

Additional time is required to permit our auditors to complete their review and advise us with respect to the comments relating to our accounting.

We appreciate your consideration of our request.

Very truly yours,

PREMIER BEVERAGE GROUP CORP.

By: /s/ Fouad Kallamni
       President

Premier Beverage Group Corp | 501 Madison Avenue | Suite 501 | New York | NY | 10022